

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Bob R. Simpson
Chief Executive Officer
MorningStar Partners, L.P.
400 West 7th Street
Fort Worth, Texas 76102

> **Re: MorningStar Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2022**
> **File No. 333-268424**

Dear Bob R. Simpson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in ourOctober 12, 2022 letter.

Registration Statement on Form S-1 filed November 17, 2022

Exhibits

1. We have read your response to prior comment 2 and note your revisions to the reserves report filed with the Registration Statement on Form S-1 as Exhibit 99.3; however, it appears certain language (shown underlined below) made in response to prior comment 9 in our letter issued September 19, 2022 has been removed.

   The Exhibit 99.3, filed September 26, 2022, included the following language: "This report serves as a price sensitivity to the July 31, 2022 Securities and Exchange Commission (the "SEC") report dated August 30, 2022 and <u>has kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells the same</u>

as the aforementioned SEC report." Please obtain and file a revised reserve report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mollie Duckworth, Esq.